FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: March 1, 2005
	By:	/S/ OTHÓN FRIAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

TV AZTECA REPORTS 46% EBITDA MARGIN IN 4Q04;

44% FOR THE FULL YEAR

—Net Sales Increase 1% in 4Q04 and 9% in Year, to All-Time Records—

FOR IMMEDIATE RELEASE

Mexico City, February 16, 2005—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA, Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world, announced today fourth quarter net sales up 1% to a record level of Ps.2,431 million (US$216 million), and EBITDA of Ps.1,115 million (US$99 million), a 9% decrease over the prior year period. EBITDA margin for the quarter was 46%.

Net sales for the full year were Ps.8,320 million (US$739 million) and EBITDA was Ps.3,665 million (US$325 million), increases of 9% and 3%, respectively, compared with 2003. Full year net sales and EBITDA recorded their highest levels ever.

“Our 2004 results mark the sixth year of continued expansion in revenue and EBITDA, and the fourth consecutive year scoring all time sales records,” said Mario San Román, Chief Executive Officer of TV Azteca. “Our numbers reflect the continued development of dynamic drivers of growth, while focusing on solid profitability.”

“During the year we made further progress on our cash-usage plan, with distributions to shareholders of US$185 million, while advancing on our total debt reduction strategy,” added Mr. San Román. “In line with the cash plan, our board approved another US$80 million to be distributed to shareholders in 2005.”

As previously detailed, the company’s plan for uses of cash entails distributions of over US$500 million and reductions in TV Azteca’s debt by approximately US$250 million within a six-year period that started in 2003.

Fourth Quarter Results

Net sales grew 1% to a record high of Ps.2,431 million (US$216 million), up from Ps.2,416 million (US$214 million) for the same quarter of 2003. Total costs and expenses rose 10% to Ps.1,316 million (US$117 million), from Ps.1,191 million (US$106 million) for the same period of last year. As a result, the company reported EBITDA of Ps.1,115 million (US$99 million), 9% below Ps.1,225 million (US$109 million) in the fourth quarter of 2003. Net income was Ps.480 million (US$43 million), compared with net income of Ps.626 million (US$56 million) for the same period of 2003.

Millions of pesos1 and dollars 2 except percentages and per share amounts.

	4Q 2003		4Q 2004		Change
					US$		%
Net Sales
Pesos	Ps.	2,416	Ps.	2,431
US$	US$	214	US$	216		2	+1%
EBITDA[3]
Pesos	Ps.	1,225	Ps.	1,115
US$	US$	109	US$	99		(10)	-9%
Net Income
Pesos	Ps.	626	Ps.	480
US$	US$	56	US$	43		(13)	-23%
Income per ADS[4]
Pesos	Ps.	3.38	Ps.	2.59
US$	US$	0.30	US$	0.23	(0.	07)	-23%

[1]	Pesos of constant purchasing power as of December 31, 2004.

[2]	Conversion based on the exchange rate of Ps.11.26 per US dollar as of December 31, 2004.

[3]	EBITDA is Operating Profit Before Depreciation and Amortization under Mexican GAAP.

[4]	Calculated based on 185 million ADSs outstanding as of December 31, 2004.

Net Sales

Net sales in the quarter, while higher, were affected by a decline in soccer revenues. In the three month period, soccer teams for which TV Azteca has exhibition rights did not qualify for finals or semi-finals of the Opening Season of the Mexican Soccer League. On a proforma basis, excluding revenue associated with the transmission of the Opening Season during the fourth quarter of 2003 of Ps.61 million (US$5 million), net sales increased 3%.

“We overcame reduced soccer revenues by offering creative advertising solutions in appealing alternative programming in Mexico and the United States,” added Mr. San Román. “Ad demand targeting US Hispanics was particularly dynamic, within the framework of growing geographical coverage and compelling sales strategies.”

Fourth quarter revenue includes sales from Azteca America—the company’s wholly-owned broadcasting network focused on the US Hispanic market—of Ps.144 million (US$13 million), an 80% increase from Ps.80 million (US$7 million) for the same period a year ago. Azteca America revenue this quarter was composed of Ps.74 million (US$7 million) in sales from the Los Angeles station KAZA-TV, and Ps.70 million (US$6 million) from network sales.

As of December 31, 2004, Azteca America Network had over-the-air coverage in 38 markets in the United States that account for approximately 78% of the US Hispanic households. Over-the-air coverage, together with cable and DirecTV carriage translated into a 56% Nielsen coverage of US Hispanic households at year-end 2004, 12 percentage points above 44% at December 31, 2003. Nielsen coverage as of January 31, 2005 rose to 58%.

TV Azteca also reported sales of programming to other countries of Ps.17 million (US$1 million), compared with Ps.24 million (US$2 million) in the same period a year ago. This quarter’s programming exports were primarily driven by the company’s novelas Cuando Seas Mía, sold in Europe, as well as La Hija del Jardinero, which was sold mostly in Latin American markets.

TV Azteca reported Ps.35 million (US$3 million) in advertising sales to Unefon, constant from Ps.35 million (US$3 million) in the fourth quarter of 2003. In accordance with the terms of the advertising agreement between Unefon and TV Azteca, during the fourth quarter Unefon paid to TV Azteca in cash the Ps.34 million (US$3 million) of advertising purchases placed within the prior three month period. Additionally, Unefon paid TV Azteca Ps.54 million (US$5 million), which correspond to the last of four semi-annual installments of deferred payments for television advertising made prior to 2003.

During the fourth quarter of 2004, content and advertising sales to Todito.com were Ps.59 million (US$5 million), compared with Ps.57 million (US$5 million) in the same period of the prior year.

Barter sales were Ps.116 million (US$10 million), compared with Ps.148 million (US$13 million) in the same period of last year. Inflation adjustment of advertising advances was Ps.89 million (US$8 million), compared with Ps.47 million (US$4 million) for the fourth quarter of 2003.

Costs and Expenses

The 10% increase in fourth quarter costs and expenses resulted from the combined effect of an 8% rise in programming, production and transmission costs to Ps.979 million (US$87 million), from Ps.903 million (US$80 million) in the prior year period, and a 17% increase in administration and selling expense to Ps.337 million (US$30 million), from Ps.288 million (US$26 million) in the same quarter a year ago.

“Azteca America’s top line growth was associated with supplementary content generated to tap greater US Hispanic audiences, resulting in a rise in the company’s production costs,” said Carlos Hesles, Chief Financial Officer of TV Azteca. “Azteca America has become a consistent source for consolidated top line expansion, and we expect substantial profitability rewards in the future.”

As a result of increased production efforts this quarter, TV Azteca’s in-house produced content rose to 2,208 hours in the three month period from 2,113 hours a year ago.

The 17% growth in administration and selling expense primarily reflects Ps.45 million (US$4 million) of advisory fees related to compliance with US securities laws.

TV Azteca also recorded expenses connected with the company’s operations of the Los Angeles station KAZA-TV, in line with the increasing dimensions of the business.

EBITDA and Net Income

The 1% increase in fourth quarter net sales, combined with the 10% growth in costs and expenses, resulted in EBITDA of Ps.1,115 million (US$99 million), compared with Ps.1,225 million (US$109 million) a year ago. The EBITDA margin was 46%, compared with 51% in the same period of 2003.

Below EBITDA, fourth quarter results were influenced by a decrease in depreciation and amortization to Ps.94 million (US$8 million) from Ps.117 million (US$10 million) a year ago. The change is primarily due to a Ps.25 million (US$2 million) decline in depreciation mainly reflecting revaluations in depreciation indexes in the fourth quarter of 2003.

The company recorded other expense of Ps.251 million (US$22 million), compared with Ps.133 million (US$12 million) a year ago. Other expense for the quarter was primarily composed of the recognition of the results from Monarcas—TV Azteca’s soccer team—in the company’s financial statements of Ps.80 million (US$7 million), legal fees of Ps.56 million (US$5 million), charitable donations of Ps.46 million (US$4 million), the recognition of 50% of the net loss of Todito of Ps.25 million (US$2 million), the write-off of obsolete equipment of Ps.23 million (US$2 million), and cancellations and other of Ps.21 million (US$2 million).

Net comprehensive financing cost during the quarter was Ps.215 million (US$19 million) compared with Ps.250 million (US$22 million) a year ago. The decline was primarily influenced by an Ps.18 million (US$2 million) foreign exchange gain, compared with a Ps.57 million (US$5 million) exchange loss in the prior year’s period. The exchange gain results from the combination of a 1% peso appreciation during the quarter and the prepayment on December 23 of the company’s US$300 million 10 ½% notes due 2007, using peso denominated debt. Net comprehensive financing cost was also influenced by other financing expense of Ps.57 million (US$5 million) compared with Ps.10 million (US$1 million) in the fourth quarter of 2003. The change primarily results from pending amortizations of Ps.49 million (US$4 million) in underwriting fees from the previously mentioned US$300 million notes due 2007.

Provision for income tax was Ps.75 million (US$7 million), compared with Ps.98 million (US$9 million) in the same period of the prior year, reflecting a lower taxable base this quarter.

Net income for the period was Ps.480 million (US$43 million), compared with Ps.626 million (US$56 million) for the same quarter of 2003.

Advertising Advances

The balance of advertising advances as of December 31, 2003—excluding advance sales from Unefon and Todito—was Ps.5,041 million (US$448 million) compared with Ps.5,158 million (US$458 million) at the end of the prior year.

Later industry dates for the 2005 presale campaign delayed the closing of a number of advance contracts at TV Azteca. Considering advertising advances that were signed during the month of January of this year, ad advances for 2005 were approximately 7% above the prior year’s balance.

Uses of Cash

The company generated free cash flow in the full year—before debt payment and distributions to shareholders—of approximately Ps.1,830 million (US$162 million), which surpassed its US$150 million stated goal for 2004.

Adhering to the timetable of the company’s plan for uses of cash, TV Azteca made cash distributions to shareholders of US$185 million during 2004. The distributions under the cash usage-plan made to date, represent an aggregate amount of US$325 million, equivalent to a 19% yield on the February 15, 2005 ADR closing price.

Distributions to shareholders have included payments of US$125 million made on June 30, 2003, US$15 million on December 5, 2003, US$33 million on May 13, 2004, US$22 million on November 11, 2004, and US$130 million on December 14, 2004. As previously detailed, the company’s board of directors unanimously approved additional cash distributions of US$80 million to be made during 2005.

Under the cash plan, TV Azteca has also reduced its total debt by US$53 million, on a nominal US dollar basis, since June 2003. Additionally on December 23 the company prepaid all of its US$300 million 10 ½% note due 2007, with resources coming from an issuance in Mexico of Structured Securities Certificates and from a credit facility denominated in pesos with Banco Inbursa, S.A.

The new peso facilities substantially reduce the overall foreign exchange risk on the company’s debt, provide for longer maturities compared with the notes, and have gradual amortizations, consistent with TV Azteca’s debt reduction strategy.

Debt Outstanding

As of December 31, 2004, the company’s total outstanding debt was Ps.6,216 million (US$553 million). TV Azteca’s cash balance was Ps.752 million (US$67 million), resulting in net debt of Ps.5,464 million (US$486 million). The total debt to last twelve months (LTM) EBITDA ratio was 1.7 times, and net debt to EBITDA was 1.5 times. LTM EBITDA to net interest expense ratio was 6.1 times.

The company noted that excluding—for analytical purposes—Ps.1,349 million (US$120 million) debt due 2069, total debt was Ps.4,867 million (US$432 million), and total debt to EBITDA ratio was 1.3 times.

Twelve Month Results

For the full year 2004, net sales were Ps.8,320 million (US$739 million), a 9% increase over last year’s Ps.7,659 (US$680 million). EBITDA was Ps.3,665 (US$325 million), up 3% from Ps.3,551 million (US$315 million) in 2003. EBITDA margin for 2004 was 44%, compared with 46% a year ago. Net earnings were Ps.1,544 (US$137 million), compared with Ps.1,658 million (US$147 million) in the prior year.

Millions of pesos1 and dollars 2 except percentages and per share amounts.

	2003		2004		Change
					US$		%
Net Sales
Pesos	Ps.	7,659	Ps.	8,320
US$	US$	680	US$	739		59	+9%
EBITDA[3]
Pesos	Ps.	3,551	Ps.	3,665
US$	US$	315	US$	325		11	+3%
Net Income
Pesos	Ps.	1,658	Ps.	1,544
US$	US$	147	US$	137		(10)	-7%
Income per ADS[4]
Pesos	Ps.	8.96	Ps.	8.35
US$	US$	0.80	US$	0.74	(0.	06)	-7%

[1]	Pesos of constant purchasing power as of December 31, 2004.

[2]	Conversion based on the exchange rate of Ps.11.26 per US dollar as of December 31, 2004.

[3]	EBITDA is Operating Profit Before Depreciation and Amortization under Mexican GAAP.

[4]	Calculated based on 185 million ADSs outstanding as of December 31, 2004.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Omar Avila
5255 1720 9167 jrangelk@tvazteca.com.mx	5255 1720 0041 oavila@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 1720 5786 tcanales@tvazteca.com.mx	5255 1720 0059 dmccosh@tvazteca.com.mx

(financial tables follow)

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

(Millions of Mexican pesos of December 31, 2004 purchasing power)

	Fourth Quarter of :				Fourth Quarter of :
	2003		2004		2003			2004			Change
					Millions of US Dollars **
													%
Net revenue	Ps	2,416	Ps	2,431	US$	214	100%	US$	216	100%	US$	1	1%

Programming, production and transmission costs		903		979		80	37%		87	40%		7	8%
Sales and administrative expenses		288		337		26	12%		30	14%		4	17%

Total costs and expenses		1,191		1,316		106	49%		117	54%		11	10%

EBITDA		1,225		1,115		109	51%		99	46%		(10)	-9%
Depreciation and amortization		117		94		10			8			(2)

Operating profit		1,108		1,021		98	46%		91	42%		(8)	-8%

Other expense -Net		(133)		(251)		(12)			(22)			(10)

Comprehensive financing cost:
Interest expense		(218)		(205)		(19)			(18)			1
Other financing expense		(10)		(57)		(1)			(5)			(4)
Interest income		48		38		4			3			(1)
Exchange (loss) gain -Net		(57)		18		(5)			2			7
Loss on monetary position		(12)		(10)		(1)			(1)			0

Net comprehensive financing cost		(250)		(215)		(22)			(19)			3

Income before provision for income tax		725		555		64	30%		49	23%		(15)	-23%
Provision for income tax		(98)		(75)		(9)			(7)			2

Net income	Ps	626	Ps	480	US$	56	26%	US$	43	20%	US$	(13)	-23%

Net income of minority stockholders	Ps	0.4	Ps	—	US$	0		US$	—		US$	(0)

Net income of majority stockholders	Ps	626	Ps	480	US$	56	26%	US$	43	20%	US$	(13)	-23%

End of period exchange rate	Ps	11.23	Ps	11.26

*	Mexican GAAP.

**	The U.S. dollar figures represent the Mexican peso amounts as of December 31, 2004 expressed as of December 31, 2004 purchasing power, translated at the exchange rate of Ps. 11.2648 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

(Millions of Mexican pesos of December 31, 2004 purchasing power)

	Year ended December 31,				Year ended December 31,
	2003		2004		2003			2004			Change
					Millions of US Dollars **
													%
Net revenue	Ps	7,659	Ps	8,320	US$	680	100%	US$	739	100%	US$	59	9%

Programming, production and transmission costs		3,002		3,473		267	39%		308	42%		42	16%
Sales and administrative expenses		1,105		1,182		98	14%		105	14%		7	7%

Total costs and expenses		4,108		4,655		365	54%		413	56%		49	13%

EBITDA		3,551		3,665		315	46%		325	44%		11	3%
Depreciation and amortization		389		402		34			36			1

Operating profit		3,163		3,263		281	41%		290	39%		9	3%

Other expense -Net		(438)		(698)		(39)			(62)			(23)

Comprehensive financing cost
Interest expense		(807)		(766)		(72)			(68)			4
Other financing expense		(55)		(136)		(5)			(12)			(7)
Interest income		215		167		19			15			(4)
Exchange (loss) gain -Net		(201)		3		(18)			0			18
Loss on monetary position		(33)		(90)		(3)			(8)			(5)

Net comprehensive financing cost		(880)		(822)		(78)			(73)			5

Income before provision for income tax		1,844		1,743		164	24%		155	21%		(9)	-5%
Provision for income tax		(185)		(199)		(16)			(18)			(1)

Net income	Ps	1,659	Ps	1,544	US$	147	22%	US$	137	19%	US$	(10)	-7%

Net income of minority stockholders	Ps	1	Ps	—	US$	0.1		US$	—		US$	(0)

Net income of majority stockholders	Ps	1,658	Ps	1,544	US$	147	22%	US$	137	19%	US$	(10)	-7%

End of period exchange rate	Ps	11.23	Ps	11.26

*	Mexican GAAP.

**	The U.S. dollar figures represent the Mexican peso amounts as of December 31, 2004 expressed as of December 31, 2004 purchasing power, translated at the exchange rate of Ps. 11.2648 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS*

(Millions of Mexican pesos of December 31, 2004 purchasing power)

	At December 31,				At December 31,
	2003		2004		2003		2004		Change
					Millions of US Dollars**
											%
Current assets:
Cash and cash equivalents	Ps	2,610	Ps	752	US$	232	US$	67	US$	(165)
Accounts receivable		6,019		5,271		534		468		(66)
Other current assets		1,191		744		106		66		(40)
Total current assets		9,820		6,767		872		601		(271)	-31%
Accounts receivable from Unefon		1,892		1,675		168		149		(19)
Investment in Azteca America		1,526		1,438		135		128		(8)
Exhibition rights		1,254		826		111		73		(38)
Property, plant and equipment-Net		2,298		2,145		204		190		(14)
Television concessions-Net		4,051		4,159		360		369		10
Investment in Todito		226		103		20		9		(11)
Other assets		715		1,058		63		94		30
Goodwill -Net		622		583		55		52		(3)
Deferred income tax asset		—		36				3		3
Total long term assets		12,584		12,023		1,117		1,067		(50)	-4%

Total assets	Ps	22,404	Ps	18,790	US$	1,989	US$	1,668	US$	(321)	-16%

Current liabilities:
Short-term debt	Ps	819	Ps	1,078	US$	73	US$	96	US$	23
Guaranteed senior notes		1,477		—		131		—		(131)
Structured securities certificates				200				18		18
Other current liabilities		1,663		1,479		148		131		(16)
Total current liabilities		3,959		2,757		351		245		(107)	-30%
Long-term debt:
Guaranteed senior notes		3,544		—		315		—		(315)
Structured securities certificates		—		1,800		—		160		160
Loan from banco Inbursa, S.A.		—		1,406		—		125		125
Bank loans		651		383		58		34		(24)
Total long-term debt		4,195		3,589		372		319		(54)
Other long term liabilities:
American Tower Corporation (due 2019)		1,415		1,349		126		120		(6)
Advertising advances		5,158		5,041		458		448		(10)	-2%
Unefon advertising advance		2,183		2,012		194		179		(15)
Todito advances		336		58		30		5		(25)
Other long term liabilities		126		53		11		5		(6)
Deferred income tax payable		194		—		17		—		(17)
Total other long-term liabilities		9,412		8,513		836		756		(80)	-10%

Total liabilities		17,566		14,859		1,559		1,319		(240)	-15%
Total stockholders’ equity		4,838		3,931		429		349		(81)	-19%

Total liabilities and equity	Ps	22,404	Ps	18,790	US$	1,989	US$	1,668	US$	(321)	-16%

End of period exchange rate	Ps	11.23	Ps	11.26

*	Mexican GAAP.

**	The U.S. dollar figures represent Mexican peso amounts as of December 31, 2004, expressed as of December 31, 2004 purchasing power, translated at the exchange rate of Ps. 11.2648 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Millions of Mexican pesos of December 31, 2004 purchasing power

	Year ended December 31,
	2003		2004
Operations:
Net income	Ps	1,659	Ps	1,544
Charges (credits) to results of operation not affecting resources:
Amortization of goodwill		42		40
Depreciation		347		362
Gain on sale of subsidiary		(3)
Equity in affiliates		50		101
Deferred income tax		82		—
Net change in accounts receivable, inventories, exhibition rights, related parties, accounts payable and accrued expenses		(474)		502
Unefon advertising advances		(215)		(172)
Todito advertising, programming, and services advances		(187)		(278)
Advertising advances		295		(117)

Resources provided by operations		1,596		1,982

Investment:
Acquisition of property, machinery and equipment -Net		(181)		(184)
Reimbursement of premium on issuance of capital stock of Todito		36		32
Spin-off of investments in associated companies		2,234
Minority interest-Net		(11)

Resources provided by (used in) investing activities		2,078		(152)

Financing:
Guaranteed senior notes		190		(5,021)
Bank loans -Net		982		(75)
Stock options exercised		30		61
Preferred dividend paid		(39)		(51)
Repurchase of shares		—		(635)
Sale of treasury shares		105		—
Capital stock decrease		(1,517)		(2,084)
Spin-off of investments in associated companies		(2,234)		—
Proceeds from the issuance of Structured securities certificates				2,000
Loan from banco Inbursa, S.A.				1,406
Loan collected from a related party		—		290
Financial instruments		(105)		421

Resources used in financing activities		(2,588)		(3,688)

Increase (decrease) in cash and cash equivalents		1,086		(1,858)
Cash and cash equivalents at beginning of period		1,524		2,610

Cash and cash equivalents at end of period	Ps	2,610	Ps	752